[UNOFFICIAL ENGLISH TRANSLATION OF ORIGINAL AGREEMENT]

ALITHYA GROUP INC.
- and -
9429-1143 QUEBEC INC.
- and -
QUEBECOR MEDIA INC. as intervenor

INVESTOR RIGHTS AGREEMENT

April 1, 2021

THIS AGREEMENT is made as of April 1, 2021

BETWEEN:	ALITHYA GROUP INC., a corporation governed by the Quebec Business Corporations Act, having its head office at 1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Quebec, H3B 3A5; (the “Corporation”);
AND:	9429-1143 QUEBEC INC., a legal person governed by the Quebec Business Corporations Act, having its head office at 612 Saint-Jacques Street, Montréal, Quebec, H3C 4M8; (the “Investor”);
AND:	QUEBECOR MEDIA INC., as intervenor, a corporation duly incorporated under the Quebec Business Corporations Act, domiciled at 612 Saint-Jacques Street, Montréal, Quebec, H3C 4M8; (“Quebecor”)
WHEREAS a share purchase agreement (the “Purchase Agreement”) was entered into on March 24, 2021, between the Corporation, R3D Consulting Inc. (“R3D”), the Investor and other vendors pursuant to which the Corporation acquired all of the issued and outstanding shares of R3D;
WHEREAS, pursuant to the Purchase Agreement, the Corporation issued to the Investor 9,983,276 Class A subordinate voting shares in the share capital of the Corporation in consideration for the common shares held by the Investor in the capital of R3D;
WHEREAS, taking into account the shares so issued under the Purchase Agreement, on the date hereof, the Investor beneficially owns or controls a total of 9,983,276 Class A subordinate voting shares in the share capital of the Corporation, representing approximately 13.04% of the issued and outstanding Class A subordinate voting shares of the Corporation; and
WHEREAS the Corporation and the Investor wish to enter into this Agreement in order to, among other things, confer on the Investor nomination rights in accordance with the terms and subject to the conditions set forth in this Agreement;
NOW, THEREFORE, in consideration of the recitals and covenants contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1    Definitions
The following definitions apply to this Agreement:

“Acting Jointly or in Concert with” has the meaning ascribed thereto in the applicable Securities Laws.
“Affiliates” has the meaning ascribed thereto in Regulation 45–106 respecting Prospectus Exemptions (Quebec) and “Wholly-owned Affiliate” has the meaning ascribed to “Affiliates” in Regulation 45–106 respecting Prospectus Exemptions (Quebec), provided that the notion of “control” used in that definition is defined as being the ownership of all of the equity securities of an entity;
“Agreement” means this investor rights agreement;
“BCA” means the Quebec Business Corporations Act, as amended from time to time, and any successor legislation;
“Board” means the board of directors of the Corporation;
“Business Day” means any day on which Canadian chartered banks are generally open for business in Montréal, Quebec, and Quebec City, Quebec, other than a Saturday or Sunday, under the laws applicable in Quebec;
“Competing Business” means any business in the field of information technology and digital strategy and transformation solutions and consulting services;
“Corporation” has the meaning ascribed thereto in the recitals;
“Holder” means the Investor or any of its permitted assigns pursuant to Section 4.8;
“Investor” has the meaning ascribed thereto in the recitals;
“Investor Nominee” has the meaning ascribed thereto in Section 2.1(1);
“Parties” means the Corporation, the Investor and their respective successors and permitted assigns;
“Person” must be construed broadly to include a natural person, trust, trustee, estate executor or liquidator, estate administrator, estate representative, estate, company, partnership, joint venture, fund, corporation, association, legal person, unincorporated association or organization, governmental authority, syndicate, or other entity, whether or not they have legal status; pronouns must be given the same large interpretation;
“Purchase Agreement” has the meaning ascribed thereto in the recitals;
“QSA” means the Quebec Securities Act, as amended from time to time, and any successor legislation;
“R3D” has the meaning ascribed thereto in the recitals;
“Securities Laws” means the QSA and any other similar legislation in any other jurisdiction of Canada or other jurisdiction in which the Corporation is or becomes a reporting issuer or the equivalent;

“Shareholders” means, at any relevant time, the registered holders or beneficial owners of one or more Shares;
“Shares” means the Class A subordinate voting shares in the share capital of the Corporation; and
“TSX” means the Toronto Stock Exchange.
1.2    Interpretation
For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:
a)    the headings used herein are inserted solely for convenience of reference and may not be used to interpret, define or limit the scope or meaning of this Agreement or any term hereof;
b)    words in the singular include the plural and vice versa, and words in one gender include all genders;
c)    all monetary amounts herein are in Canadian dollars;
d)    whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken on a day that is not a Business Day, such action must be taken at or before the time indicated on the first Business Day following such day; and
e)    any reference to a statute in this Agreement refers to such statute and all rules and regulations made thereunder, as it or they may from time to time be amended, re-enacted, replaced or supplemented.
1.3    Time of the essence
Time will be of the essence in this Agreement.
1.4    Recitals
The recitals in this Agreement form an integral part hereof.
ARTICLE 2
NOMINATION RIGHT
2.1    Board nomination right
(1)    According to the terms and subject to the conditions set forth in this Article 2 and the applicable Securities Laws, the Investor has the right to nominate one individual (an “Investor Nominee”) to be included in the list of nominees to the Board of Directors of the Corporation that is included in a proxy circular relating to the election of directors of the Corporation, provided the Investor Nominee meets the following conditions, subject to any exception to which the Corporation has given its written consent:
a)    the Investor Nominee must not have a material relationship (within the meaning of Regulation 52–110 respecting Audit Committees) with the Corporation;

b)    the Investor Nominee must qualify under the BCA, applicable securities laws and regulations, and the articles of incorporation and policies of the Corporation in effect from time to time to act as a director of the Corporation and must be selected considering the diversity and nomination standards set forth in the Corporation’s Corporate Governance Guidelines;
c)    the designation of the Investor Nominee must be the subject of a favourable recommendation of the Corporation’s Governance and Nominating Committee, acting reasonably and considering the profile and expertise required of an independent director of the Corporation; and
d)    in the event of an unfavourable recommendation by the Corporation’s Governance and Nominating Committee pursuant to Section 2.1(1)c) above, the Investor may designate a new Investor Nominee, who shall meet the conditions set forth in this Section 2.1.
(2)    Following the execution of this Agreement, the first Investor Nominee will be designated by the Investor within the time limits set forth in Section 2.2 to be included in the list of nominees to the Board of Directors of the Corporation in the proxy circular in connection with the first annual meeting of Shareholders following the date hereof. For greater certainty, until elected at the first annual meeting of Shareholders following the date hereof, the Investor Nominee designated by the Investor pursuant to Section 2.2 will be invited to attend meetings of the Board as an observer. Such observer will have no voting rights and will not be compensated as a director but will have the right to attend meetings of the Board and receive notices of meetings and all documentation provided to the directors of the Corporation, provided such observer executes and delivers a confidentiality agreement prior thereto.
(3)    The Investor’s nomination right provided for in Section 2.1(1) shall end on the date on which the Investor ceases to beneficially own at least 10% of the issued and outstanding Shares, it being understood that for the first 36 months following the date hereof, the Investor will retain its nomination right so long as the Investor continues to hold the same number of Shares as on the date hereof (as set forth in the recitals of this Agreement), even if such number of Shares represents less than 10% of the issued and outstanding Shares.
(4)    As soon as the Investor no longer beneficially owns at least 10% of the issued and outstanding Shares for any reason whatsoever, the Investor shall promptly notify the Corporation thereof, it being understood that the Corporation shall also notify the Investor of any issuance of Shares (other than an issuance of Shares in connection with the exercise of options or other convertible securities of the Corporation) that may reduce the Investor’s ownership interest below such threshold.
(5)    At the request of the Board, upon joining the Board, in addition to delivering and executing other customary documents, the Investor Nominee shall execute an agreement pursuant to which such Nominee undertakes to resign from the Board at the Corporation’s request upon the occurrence of the circumstances indicated in Section 2.1(3).
2.2    Notice of annual meeting
The Investor shall notify the Corporation of its Investor Nominee designated pursuant to Section 2.1(1) at least 45 days before the Board approves the proxy circular relating to an annual meeting of Shareholders, failing which the Investor Nominee who is already a member of the Board will be deemed to remain the Investor Nominee.

2.3    Designation during the year
Subject to the conditions set forth in this Article 2, if a natural Person recommended as an Investor Nominee ceases to be a director of the Corporation or if there is otherwise a vacancy in respect of an Investor Nominee, the Investor may notify the Corporation of its designated Investor Nominee, and the Corporation shall appoint such Investor Nominee to the Board as soon as possible acting reasonably and to the extent that the BCA and its articles of incorporation allow for a term ending at the close of the next following annual meeting of Shareholders.
ARTICLE 3
OTHER RIGHTS AND UNDERTAKINGS
3.1    Standstill
During the period commencing on the date hereof and ending on the later of (i) 24 months following the date hereof and (ii) the date on which the Investor’s nomination right ends pursuant to Section 2.1(3), the Investor and any other Holder, as well as Quebecor and any Affiliate, in any manner whatsoever, alone or Acting Jointly or in Concert with another Person, will refrain from doing the following, except with the prior written consent of the Corporation:
a)    acquire, agree to acquire or make a proposal with a view to acquiring, directly or indirectly, Shares, property or assets of the Corporation or any of its subsidiaries, it being understood that an interest in the capital of a private or public investment fund that is not controlled by the Investor, any other Holder or an Affiliate and in the management and investment decisions of which the Investor, any other Holder or an Affiliate does not participate does not constitute a breach of the foregoing by the Investor or any other Holder;
b)    initiate a non-exempt takeover bid under applicable Securities Laws for the Corporation or any of its subsidiaries, or execute a support or voting agreement with a bidder making such a takeover bid;
c)    propose to enter or seek to enter into, directly or indirectly, a merger, consolidation, recapitalization, plan of arrangement, business combination, buyout proposal, exchange or other similar transaction involving the Corporation or any of its subsidiaries;
d)    solicit proxies or Act Jointly or in Concert with another Person to vote the securities of the Corporation or any of its subsidiaries, or seek to advise or influence in any way whatsoever anyone voting the securities of the Corporation or any of its subsidiaries;
e)    call a meeting of Shareholders or submit a shareholder proposal at any meeting of Shareholders;
f)    publicly declare any thought, intention or plan to do any of the foregoing, or take any action as a result of which the Corporation is reasonably likely to be required to make a public announcement with respect to any of the foregoing;
g)    Act Jointly or in Concert with any other Person in connection with any of the foregoing; and
h)    solicit, advise, assist or encourage any other Person to do any of the foregoing.

3.2    Resale of Shares
(1)    For a period of 12 months from the date hereof, the Investor and any other Holder undertake not to sell, assign or transfer, in any manner whatsoever, any Shares to any other Person that is not an Affiliate, except with the prior written consent of the Corporation.
(2)    [Paragraph redacted. Sensitive confidential information.]
(3)    The restrictions set forth in this Section 3.2 will not apply in connection with a merger, plan of arrangement, business combination or other similar transaction approved by the Shareholders of the Corporation or in connection with a takeover bid in accordance with applicable Securities Laws, in each case not in breach of Section 3.1.
ARTICLE 4
GENERAL
4.1    Notices
Requests, notices or other communications required to be given under this Agreement must be in writing and must be delivered in person or by registered mail, courier or email (with receipt by registered mail or courier within 2 Business Days) to the addresses set out below, or in the case of any other address or personal or electronic communication number set out in a notice by a Party to the other Parties, to such other address or personal or electronic communication number (with receipt by registered mail or courier within 2 Business Days).
a)    In the case of a notice to the Corporation, to the following address:
Alithya Group Inc.
1100 Robert-Bourassa Blvd, Suite 400
Montréal, Quebec
H3B 3A5

Attention: Chief Legal Officer
Email: secretariat@alithya.com

with a copy to
Stikeman Elliott LLP
1155 René-Lévesque Blvd. W, 40th floor
Montréal, Quebec
H3B 3V2
Attention: David Massé
Email: dmasse@stikeman.com

b)    In the case of a notice to the Investor or Quebecor, to the following address:
9429-1143 Quebec inc.
612 St-Jacques St.
Montréal, Quebec
H3C 4M8

Attention: Chief Legal Officer, Quebecor Media Inc.
Email: avislegal@quebecor.com

Requests, notices or other communications delivered in person or by courier are conclusively deemed to have been given on the actual date of delivery and, if sent by registered mail, on the third Business Day after being mailed, and if sent by fax or email, on the day they are sent if sent during the recipient’s normal business hours on a Business Day and on the following Business Day if sent outside normal business hours. If the Party sending a request, notice or other communication knows or ought reasonably to know of any postal network problems that may delay delivery of the mail, such notice, request or other communication should not be mailed but rather delivered in person or sent by electronic mail (with receipt by registered mail or courier within 2 Business Days).
4.2    Further assurances
The Parties agree to execute and deliver from time to time such other documents and instruments and to take any such action as the other Party may reasonably require to give effect to this Agreement or to better evidence or perfect the full intent and meaning of this Agreement.
4.3    Entire agreement
The Parties acknowledge that this Agreement constitutes a full, complete and faithful statement of the agreement between them and supersedes any prior agreement, and expressly waive their right to rely on any discussions and negotiations that preceded the execution hereof.
4.4    Severability
If any term or other provision of this Agreement is invalid, illegal or unenforceable under any rule or law, or public policy, the remaining terms and provisions of this Agreement will nevertheless continue in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to ensure that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
4.5    Amendments and Waivers
This Agreement may not be amended and none of the provisions hereof may be waived, except by written agreement executed by all Parties.
4.6    Termination
This Agreement takes effect on the date set out on the first page of this Agreement and will remain in effect until the earlier of (a) the date this Agreement is terminated by mutual consent of the Parties; and (b) the date on which the Investor’s nomination right ends pursuant to Section 2.1(3). However, in all cases, the provisions of Article 3 and this Article 4 will survive termination of this Agreement and will remain in full force and effect.

4.7    Assignment
Neither Party may assign this Agreement or any right, benefit or obligation hereunder without the prior written consent of the other Party.
4.8    Enurement
This Agreement enures to the benefit of and is binding upon the Parties and their respective successors, heirs, administrators, liquidators or executors and permitted assigns. This Agreement does not confer any such rights on third parties (including Shareholders other than the Holders) who are not parties to this Agreement.
4.9    Remedies
Each Party acknowledges that its failure to comply with or perform the undertakings and agreements contained herein would result in damage to the other Party that may not be adequately remedied by monetary compensation. Accordingly, each Party hereto agrees that, in addition to any other remedies at law or in equity available to it for breach or non-performance by the other Party of its undertakings hereunder, it has the right to apply to a court of competent jurisdiction for such relief, including injunctive relief or an order for specific performance, as may be appropriate to ensure compliance by each Party with this Agreement.
4.10    Governing law
This Agreement is governed by and construed and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein. The Parties attorn to the exclusive jurisdiction of the courts of the District of Montréal, Quebec, Canada, in the event of any dispute or difference under or arising directly or indirectly out of this Agreement and waive the right to invoke a lack of jurisdiction in such courts, including the right to invoke forum non conveniens.
4.11    Counterparts
This Agreement may be executed and delivered in any number of counterparts (including by email or other electronic means), each of which is deemed to be an original and all of which taken together constitute one and the same agreement.
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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

ALITHYA GROUP INC.
By:	(s) Paul Raymond
Name: Paul Raymond Title: President and Chief Executive Officer
9429-1143 QUEBEC INC
By:	(s) Hugues Simard
Name: Hugues Simard Title: Vice-President, Finance
By:	(s) Sophie Riendeau
Name: Sophie Riendeau Title: Corporate Secretary
QUEBECOR MEDIA INC. as intervenor
By:	(s) Hugues Simard
Name: Hugues Simard Title: Chief Financial Officer
By:	(s) Sophie Riendeau
Name: Sophie Riendeau Title: Director, Legal Affairs and Corporate Secretary